Exhibit 2.1
EXECUTION VERSION
STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (“Agreement”) is entered into as of the 4th day of March, 2008 (the “Effective Date”) by and among SunTrust Bank Holding Company (“Seller”) and Guarantee Insurance Group, Inc. (“Buyer”) and solely for purposes of Section 9.2, Madison Insurance Company (the “Company”).
RECITALS
     1. Seller is a corporation organized under the laws of the State of Florida with its principal executive offices located at 200 South Orange Avenue, Orlando, Florida.
     2. Buyer is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 401 E. Las Olas Boulevard, Ft. Lauderdale, Florida.
     3. Seller is the beneficial and record owner of fifty thousand (50,000) shares of common stock, $100 par value (the “Common Stock”), of the Company, which shares represent one hundred percent (100%) of the issued and outstanding capital stock (the “Stock”) of the Company. Seller formed the Company in 1997 and previously used the Company to insure risks related to the business conducted by Seller’s other companies. Seller has developed other sources of insurance coverage for its other companies and no longer has a need to own the Company.
     4. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller the Stock, upon the terms and conditions hereinafter set forth.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I — DEFINITIONS
          The following terms shall have the respective meanings set forth below throughout this Agreement:
     “AAA Rules” has the meaning set forth in Section 10.8.
     “Affiliate” means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person.
     “Agreement” has the meaning set forth in the first paragraph of this Agreement.
     “Annual Financial Statements” has the meaning set forth in Section 3.11.
     “Applicable Law” means any domestic or foreign federal, state or local statute, law, ordinance or code, or any rules, regulations, administrative interpretations, or orders issued by any governmental authority pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment or decree of a court of competent jurisdiction applicable to the parties hereto.
     “Asserted Liability” has the meaning set forth in Section 9.4.
     “Basket” has the meaning set forth in Section 9.3.
     “Books and Records” means all records, documents, databases, administrative records, claim records, policy files, sales records, files and records relating to regulatory matters or correspondence with regulatory authorities, reinsurance records, underwriting records, accounting records and all other records, data and information (in whatever form maintained) in the possession or control of the Company relating exclusively to the conduct of the Company’s business as currently conducted, but excluding any such books and records that are subject to the attorney-client or any other privilege or to the work product doctrine.
     “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are required or authorized by law to be closed.
     “Buyer” has the meaning set forth in the Recitals of this Agreement.
     “Buyer Indemnified Parties” has the meaning set forth in Section 9.1.
     “Capital and Surplus” shall mean the net admitted assets of the Company minus the total liabilities of the Company.
     “Claims Notice” has the meaning set forth in Section 9.4.
     “Closing” has the meaning set forth in Section 2.3.
     “Closing Date” has the meaning set forth in Section 2.3.
     “Code” has the meaning set forth in Section 3.16.
     “Company” has the meaning set forth in the Recitals of this Agreement.
     “Common Stock” has the meaning set forth in the Recitals of this Agreement.
     “Confidentiality Agreement” has the meaning set forth in Section 5.12.
     “Consolidated Returns” has the meaning set forth in Section 3.16.
     “Contract” means a contract, agreement, guarantee, commitment, indenture, note, bond, mortgage, non-governmental license or assignment, whether written or oral.
     “Effective Date” has the meaning set forth in the preamble of this Agreement.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder.
     “GDOI” means the Georgia Department of Insurance.

     “Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party, as applicable.
     “Invested Assets” has the meaning given such term in Section 3.22.
     “Knowledge” means (i) with respect to the knowledge of the Seller, the actual knowledge of the individuals listed on Schedule 1.01 (a), and (ii) with respect to the knowledge of the Buyer, the actual knowledge of the individuals listed on Schedule 1.01(b).
     “Lien” means any lien, pledge, security interest, encumbrance, restriction, easement, limitation, claim, charge or defect of title.
     “Losses” has the meaning set forth in Section 9.1.
     “Material Adverse Effect” with respect to a Person means (unless otherwise indicated) any circumstance, change in, or effect on the business and affairs of such Person that (i) is, or would reasonably be expected to be, materially adverse to the business, operations, assets or liabilities, results of operations, or financial condition of such Person, or (ii) would reasonably be expected to prevent or materially delay the performance by such Person of its obligations hereunder or the consummation of the transactions contemplated hereby.
     “Person” means any individual, corporation, limited liability company, partnership, limited partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental, judicial or regulatory body or other entity.
     “Purchase Price” has the meaning set forth in Section 2.2.
     “Required Consent” has the meaning set forth in Section 3.21.
     “SAP” means statutory accounting practices prescribed or permitted by the insurance regulatory authorities of the applicable states where the Company is licensed to transact insurance.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Seller” has the meaning set forth in the Recitals of this Agreement.
     “Seller Indemnified Parties” has the meaning set forth in Section 9.2.
     “Stock” has the meaning set forth in the Recitals of this Agreement.
     “Straddle Period” has the meaning set forth in Section 5.3.
     “Subsidiary” means any corporation, partnership, joint venture or other legal entity in which the person or entity directly or indirectly, owns or controls the voting of at least a 50% share or other equity interest or for which such person or entity, directly or indirectly, acts as a general partner.
     “Taxes” (or “Tax” as the context may require) mean (i) all federal, state, county, local, foreign and other taxes (including, without limitation, income, payroll and employee withholding, unemployment insurance, social security, premium (or similar taxes based on premiums), license, transfer, excise, sales, use, gross receipts, franchise, ad valorem, severance, capital and property taxes and other governmental charges and assessments), and includes interest, additions to tax and penalties with respect thereto and (ii) any liability of the Company for the payment of amounts with respect to payments of a type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation of the Company under any Tax sharing arrangement or Tax indemnity arrangement.
     “Trademarks” means all United States and foreign trademarks (including service marks and trade names, whether registered or at common law), registrations and applications therefor, domain names, logos and designs owned by the Company and used in connection with the conduct of the business as currently conducted by the Company, together with the goodwill associated therewith, together with any and all (i) renewals thereof and (ii) rights to sue for past, present and future infringement or misappropriation thereof.
     “2007 Unaudited Financial Statements” has the meaning set forth in Section 3.11.
ARTICLE II — PURCHASE AND SALE OF STOCK
     2.1 Purchase and Sale of Stock. Subject to the terms and conditions set forth in this Agreement, Seller shall sell, convey, assign, transfer and deliver the Stock and all rights and title thereto to Buyer at the Closing, and Buyer shall purchase, acquire and accept the Stock from Seller at the Closing for the Purchase Price set forth in Section 2.2 hereof.
     2.2 Purchase Price. As consideration for the purchase of the Stock, at the Closing (defined below) the Buyer shall pay to Seller an amount in cash equal to Nine Million Four Hundred Eighty-Eight Thousand Six Hundred Ninety-Six Dollars ($9,488,696.00), plus the additional amount of consideration, if any, described in Section 2.3 below.
     2.3 Time, Date and Place of Closing. The transactions which are the subject of this Agreement shall be closed (the “Closing”) on the first Business Day after the date on which all of the conditions set forth in Sections 6.1 and 6.2 are satisfied or waived (other than conditions which by their terms are to be satisfied at the Closing); or on such other date and time as the parties shall mutually agree in writing (the “Closing Date”); provided, however, that if the Closing Date occurs after April 30, 2008 for any reason other than delays attributable solely to acts or omissions of Seller, the Buyer shall pay to the Seller at Closing, in addition to the consideration set forth in Section 2.2, consideration equal to $50,000 for each total calendar month (or, in the case of a partial month, pro-rated according to the number of days elapsed as compared to the actual number of days in such calendar month) past April 30, 2008 by which the Closing Date is extended (the “Delay Premium”). The Closing shall take place at the offices of Morris, Manning & Martin, LLP in Atlanta, Georgia, or at such other place as may be mutually agreed upon by the parties.
     2.4 Earnest Money. Within two Business Days after the execution of this Agreement, Buyer shall pay to Seller an earnest money payment of $50,000 (“Earnest Money Payment”), which shall be nonrefundable (except for Seller’s material breach, as noted below), but which may be applied by Buyer as an offset and reduction to either (i) the purchase price payable at Closing pursuant to Section 2.2 or (ii) any Delay Premium payable pursuant to Section 2.3 which remains due and owing at the Closing. However, if the transaction fails to close due to Seller’s material breach of a representation, warranty or covenant which is not cured as described in Section 6.3(c), Seller shall refund the Earnest Money Payment in full to Buyer within five Business Days of the termination.
ARTICLE III — SELLER’S REPRESENTATIONS AND WARRANTIES
     Seller represents and warrants to Buyer as of the date of this Agreement as follows:
     3.1 Organization of Seller and the Company. The Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Florida. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has all requisite corporate power and authority to loan, lease and operate its properties, whether real, personal or mixed property, and whether tangible or intangible, and to conduct its business as currently being conducted. Seller has heretofore delivered to the Buyer true and complete copies of the Articles of Incorporation (or other charter or organization documents), including all amendments thereto, and Bylaws, as currently in effect, of the Company. The Company is duly qualified and in good standing as a foreign corporation in all jurisdictions in which the nature of its business or the ownership of its properties makes such a qualification necessary, except in such instances where the failure to be so qualified or in good standing would not result in a Material Adverse Effect.
     3.2 Authority. The execution, delivery, and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly and properly authorized by all necessary corporate action in accordance with the Articles of Incorporation and Bylaws of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement and the other agreements and instruments to be executed, delivered and performed by Seller in connection with the transactions contemplated hereby, have been duly executed and delivered by the Seller, and constitute the legal, valid and binding obligations of Seller, enforceable against the Seller, in accordance with their terms except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors’ rights generally, and except as rights to specific enforcement may be limited by the application of equitable principles (whether such equitable principles are applied in a proceeding of law or equity).
     3.3 No Conflicts. Except as set forth on Schedule 3.3, neither the execution and delivery of this Agreement nor the performance by Seller of any of its obligations hereunder will: (a) conflict with or result in the breach of, or constitute a default under, the Articles of Incorporation or the Bylaws of the Seller or the Company or of any Contract to which the Company or Seller is a party or by which the Company, Seller, or any property or assets of the Company or Seller may be bound or affected where the conflict, breach or default thereunder would result in a Material Adverse Effect; (b) create or impose any Lien on any of the assets of the Company; or (c) violate or be in conflict with any Applicable Law, the violation or conflict of which would constitute a Material Adverse Effect.

     3.4 Capitalization of the Company. The authorized capital stock of the Company consists solely of one hundred thousand (100,000) shares of common stock, $100 par value per share, 50,000 of which are now validly issued and outstanding, fully paid, nonassessable and free of preemptive and rescission rights of any kind. Except for the rights of Buyer with respect to the Stock provided for herein, there are no outstanding options, subscriptions, contracts, agreements, arrangements, warrants or other rights, written or oral, to purchase or otherwise acquire any of the Stock or any other capital stock of the Company, or securities convertible into or exchangeable for, any of the Stock or any other capital stock of the Company. No Person has any right to any payment or consideration with respect to any ownership or other claim relating to the Stock or any other capital stock of the Company except for Seller. Except for the rights of Buyer with respect to the Stock provided for herein, neither Seller nor the Company has made any commitment relating to the issuance, voting, sale or disposition of any of the Stock or any other capital stock of the Company, or any such warrants, options, subscriptions, contracts, agreements, arrangements, rights, convertible or exchangeable securities, or evidences of indebtedness of the Company.
     3.5 Ownership of Stock of the Company. All of the Stock is owned of record and beneficially by Seller, free and clear of all Liens. No Person has any rights by way of stock option, convertible security, subscription, warrant, contract or other agreement or arrangement, written or oral, to purchase or acquire any capital stock of the Company. Seller has full right, power and authority to transfer the Stock to Buyer and upon Closing, Buyer will receive good and marketable title to the Stock free and clear of all Liens. The Company has not issued or entered into any note, loan, subordinated debenture, surplus debenture, debt security or other agreement, document or instrument evidencing indebtedness for borrowed money which remains unpaid as of the date hereof, that affects Seller’s ownership of the Stock or Seller’s authority to transfer the Stock to Buyer upon Closing.
     3.6 Corporate Records. The minute books and stock record books of the Company which have been made available for Buyer’s review are complete and correct in all material respects and set forth all material actions of the Board of Directors, committees of the Board of Directors and the shareholders of the Company (in the case of the minute book) and a record of all stock issuances and transfers (in the case of the stock record book), through the Closing Date.
     3.7 Officers and Directors. Schedule 3.7 attached hereto sets forth the name and office of every current officer and director of the Company.
     3.8 Compliance with Applicable Laws. Except as described on Schedule 3.8, (i) the Company has complied, in all material respects, with all Applicable Laws and (ii) to Seller’s Knowledge, has not received notice of any alleged violation of any Applicable Law.
     3.9 Contracts. Except as described on Schedule 3.9(a) the Company is not a party to, nor does it have any obligations under, nor are any of its assets bound by, any contract, agreement, relationship or commitment, whether written or oral, including, without limitation, agreements relating to the hiring of agents, brokers, producers, representatives or other independent contractors; reinsurance agreements; service contracts; claims adjustment service contracts; agreements regarding the sale of insurance products or services; bonus or incentives, deferred compensation, group insurance and other employee benefit plans or arrangements;

leases or other contracts relating to real or personal property; loan agreements, security agreements, conditional sale or title retention agreements or other instruments relating to financing; managing general agency agreements; contracts for the purchase or sale of materials, supplies or equipment; contracts for the purchase, acquisition, sale or disposition of any assets of the Company or the grant to any Person of any option or preferential rights to purchase any assets of Company; contracts relating to licenses of Trademarks; employment agreements; contracts with any officers, directors or Affiliates of the Company or of the Seller. Schedule 3.9(b) is a true and complete list of all insurance policies and settlement agreements made in connection with insurance claims, copies of which have been, or will be made available to Buyer for inspection prior to Closing and which are all such policies and settlement agreements to which the Company is a party or bound. Seller has furnished Buyer a true and accurate copy of each written contract and a true and accurate summary of each such oral agreement listed on Schedule 3.9(a).
     3.10 Real Estate. The Company neither owns nor leases any real estate.
     3.11 Financial Statements. Seller has delivered to Buyer true, correct and complete copies of the Company’s unaudited statutory financial statement of December 31, 2007 (the “2007 Unaudited Financial Statement”) and the Company’s audited annual statements for calendar years ended December 31, 2005 and December 31, 2006 (the “Annual Financial Statements”). The 2007 Unaudited Financial Statement and the Annual Financial Statements present fairly, in all material respects, admitted assets, liabilities, stockholder’s Capital and Surplus, results of its operations and cash flows of the Company as of the dates and for the periods indicated, determined in conformity with SAP applied on a basis consistent with prior periods. The Company did not as of the respective dates of the Annual Financial Statements and the 2007 Unaudited Financial Statement have any liabilities or obligations which, in conformity with SAP applied on a basis consistent with prior periods, would have been required to be disclosed or provided for in either the 2007 Unaudited Financial Statement or the Annual Financial Statements. The Annual Financial Statements comply in all material respects with all Applicable Laws, and were and are complete and correct in all material respects when filed. As of the date of the Closing the Company will have no liabilities or obligations or any kind or nature, whether known or unknown as of such date, which have not been fully reserved and provided for in the 2007 Unaudited Financial Statement.
     3.12 Reserves. All reserves for claims, losses (including, without limitation, incurred but not reported losses) and loss adjustment expenses (whether allocated or unallocated) as reflected in each of the 2007 Unaudited Financial Statement and the Annual Financial Statements:
          (a) meet the requirements of the insurance laws of the State of Georgia,
          (b) are consistent with reserves computed in accordance with Standards of Practice issued by the Actuarial Standards Board (including the Casualty Actuarial Society’s Statement of Principles Regarding Property and Casualty Loss and Loss Adjustment Expense Reserves),
          (c) make a reasonable and sufficient provision for all unpaid loss and loss expense obligations of the Company under the terms of its policies and agreements, and

          (d) are adequate to satisfy any unpaid loss and loss expense obligations incurred by the Company on or prior to the Closing Date.
     3.13 Absence of Changes.
          (a) Except as set forth on Schedule 3.13, since December 31, 2007, there has not been any material change in the financial condition or in the results of operations, business, properties or assets of the Company.
          (b) Except as set forth in Schedule 3.13 and except for the discharge of liabilities and distribution of capital incident to the Company’s winding up activities, since December 31, 2007, the Company has operated its business only in the ordinary course of business consistent with past practice and has not:
               (i) amended its Certificate or Articles of Incorporation, Bylaws or other charter or organizational document, or merged with or into or consolidated with any other Person, subdivided or in any way reclassified any shares of its capital stock or changed or agreed to change in any manner the rights of its outstanding capital stock;
               (ii) issued or sold any capital stock or other equity interest or any bonds, debentures, notes, debt instruments, evidences of indebtedness or other securities of any kind, including, without limitation, any stock appreciation rights, options, warrants, calls or any other rights of any kind to purchase or otherwise receive an equity interest;
               (iii) made any direct or indirect redemption, retirement, purchase or other acquisition of any shares of its capital stock or other equity interest or any bonds, debentures, notes, debt instruments, evidences of indebtedness or other securities of any kind;
               (iv) incurred any indebtedness for borrowed money or entered into any commitment to borrow money or guarantee any liability for borrowed money;
               (v) made any change in its accounting or reserving methods or practices;
               (vi) allowed the creation of any Lien on any of its tangible or intangible assets or property, or any sale, transfer, assignment, lease or abandonment of any interest in any of its tangible or intangible assets or property, other than sales, transfers, assignments and leases in the ordinary course of business consistent with past practice;
               (vii) entered into any contract, commitment or transaction resulting in the imposition of liabilities or obligations not fully reserved and provided for in the 2007 Unaudited Financial Statement;
               (viii) made any acquisition of all or any substantial part of the assets, properties, securities or business of any other Person;

               (ix) increased or agreed to increase any salary, wages, bonus, severance, compensation, pension or other benefits payable or to become payable, or granted any severance or termination payments or benefits, to any of its current or former officers, directors, employees, consultants, agents or other representatives; or
               (x) entered into any contract, commitment or transaction to do any of the foregoing.
     3.14 Employee Benefit Plans. The Company has no employees or employee benefit plans. The Company is not required to have or maintain any such employee benefit plan, nor is the Company subject to any ERISA requirements or subject to liability pursuant to any ERISA requirements.
     3.15 Labor Matters.
          (a) There are no employment agreements, collective bargaining agreements, union contracts or similar types of agreements (including, without limitation, any side letters) to which the Company is a party to or by which the Company is bound or covered.
          (c) There has been no strike or union organizational activity or any allegation, charge or complaint of employment discrimination, unfair labor practice or other similar occurrence, nor are any such occurrences pending or, to the Seller’s Knowledge, threatened against the Company.
          (d) No present or former employee of the Company has any claim against the Company (whether under federal or state law, any employment agreement or otherwise) on account of or for (i) overtime pay; (ii) wages or salary; (iii) vacation time off or pay in lieu of vacation time off; or (iv) any material violation of any statute, ordinance or regulation relating to minimum wages or maximum hours of work. Except as described in Schedule 3.15, no person or party (including, but not limited to, governmental agencies of any kind) has filed, or to the Knowledge of Seller has threatened to file, any claim against the Company under or arising out of any statute, ordinance or regulation relating to discrimination in employment or employment practices. As of the date of the Closing, the Company will have no obligation or liability with respect to any employees or former employees of the Company, financial or otherwise, with respect to any employee benefit plan, pension or retirement plan, bonus plan or deferred compensation arrangement maintained by the Company or covering any employee or former employee of the Company.
     3.16 Tax Returns. Other than Tax returns and reports for which the failure to file would not result in a Material Adverse Effect, through the Effective Date the Company has filed all federal, state, county, local and foreign Tax returns and reports which it is required to file under Applicable Law, whether for itself or in consolidation with Affiliates, and solely with respect to the Company, such returns and reports are correct and complete, in all material respects, and timely filed (including any applicable filing extensions). Solely with respect to the Company, as of the Effective Date, the Company has paid all Taxes which have become due pursuant to such returns or reports or pursuant to any assessment received with respect thereto. The Company has paid for all premium Taxes which are owed or estimated to be owed by the Company and as of the Effective Date is current with respect to all premium Tax returns and Tax payments in all states of operation. The Seller’s parent files consolidated federal income Tax returns and certain consolidated and unitary state income Tax returns (collectively, the “Consolidated Returns”) which include the Company and other Affiliates and such Consolidated Returns are the subject of frequent audits; however, to Seller’s Knowledge, there are no threatened actions, proceedings or investigations by any governmental authority with respect to any separate Tax returns filed solely by the Company or any income, loss or deduction items of the Company reported on the Consolidated Returns which could have a Material Adverse Effect on the Company. With respect to any period of time through Closing for which Tax returns or reports have not yet been filed, or for which Taxes are not yet due or owing, the Seller has established or has caused the Company to establish adequate reserves for all liabilities for Taxes relating to the Company which are accrued but not yet due and payable. The Company has made all payments of estimated Taxes required to be made by the Company through the Effective Date under Applicable Law. No penalties or other charges are due with respect to the late filing of any Tax return of the Company required to be filed on or before the Effective Date. There is no Lien for Taxes (other than for Taxes not yet due and payable), whether imposed by any federal, state, county or local taxing authority, outstanding against the Company’s assets, properties or business. Neither the Company nor the Seller has ever made an election pursuant to Section 1362 or Section 341(f) of the Internal Revenue Code of 1986, as amended (the “Code”), that the Company be taxed as a Subchapter S corporation or a collapsible corporation. Through the Closing Date, the Company’s net operating losses for federal income tax purposes as set forth in the Annual Financial Statements are not subject to any limitations imposed by Section 382 of the Code.
     3.17 Personal Property. Attached hereto as Schedule 3.17 is a true, correct and complete list and description of all personal property owned or leased by Company. The Company has good and marketable title to all of its personal property free and clear of any Lien.
     3.18 Legal Proceedings. Attached hereto as Schedule 3.18 is a true, correct and complete list of currently open insurance policy claims incurred in the regular course of the business and all other such claims incurred under or related to any insurance or reinsurance policy written or assumed by the Company as of the date hereof, and other than such claims there is no claim, suit, action, arbitration proceeding, or investigation pending or, to Seller’s Knowledge, threatened against the Company or to which the Company is otherwise a party, before any court, or before any governmental department, commission, board, agency, or instrumentality or before any arbitration panel; nor to Seller’s Knowledge is there any basis for any such claim, suit, action, proceeding, or investigation. The Company is not bound by or subject to any order, judgment, injunction, award or decree of any court, governmental or regulatory body, or arbitration tribunal which has had or is reasonably likely to have a Material Adverse Effect.
     3.19 Certificates of Authority. The Company possesses all certificates of authority necessary for the conduct of its business as previously conducted. Schedule 3.19 sets forth a true and complete list of all such certificates of authority and the jurisdictions to which they apply, identifying all authorized lines of insurance in such jurisdictions. All such certificates of authority are valid and in full force and effect. Except as disclosed on Schedule 3.19, there is no action, proceeding, inquiry or investigation pending or, to Seller’s Knowledge, threatened for the suspension, modification, limitation, cancellation, revocation or non-renewal of any such certificate of authority and the Seller has no Knowledge of any existing fact or circumstance which (with or without notice or lapse of time or both) is reasonably likely to result in the suspension, modification, limitation, cancellation, revocation or non-renewal of any such certificate of authority. The Company is not engaged in any insurance business in any jurisdiction in which it is not duly authorized or qualified to transact such business.
     3.20 Bank Accounts and Deposits. Attached hereto as Schedule 3.20 is a true, accurate and complete list of (i) each bank, or other financial institution in which the Company has an account or safe deposit box, the number of each such account or box, a list of all assets held in each account or box and the names of all persons authorized to draw thereon, give instructions with respect thereto or to have access thereto; and (ii) any account or deposit maintained with the Georgia Department of Insurance or any other federal or state governmental entity. The deposits listed in Schedule 3.20 are the only deposits required by statute, regulation, bulletin, or otherwise, in any state where the Company is licensed to transact business, and such deposits are in an amount equal to or greater than the amount of any applicable required deposit.
     3.21 Required Consents. Schedule 3.21 sets forth a complete and accurate list and description of each registration, filing, application, notice, transfer, consent, approval, court order, qualification or waiver (each a “Required Consent”, collectively “Required Consents”) that to the Seller’s Knowledge is required to be obtained by Seller or the Company by virtue of the execution of this Agreement or the consummation of the transactions contemplated herein to prevent the possibility of a termination, breach or impairment of any contract, reinsurance or other agreement disclosed or referred to in any schedule hereto or to continue after Closing the agreements of the reinsurers to provide reinsurance to the Company.
     3.22 Investments. The Company is in possession of all certificates or other documentation evidencing ownership of the “Invested Assets” (which shall be defined as those assets of the Company listed in the 2007 Unaudited Financial Statements) and has good and marketable title, free and clear of all Liens, to all of the Invested Assets. None of the Invested Assets is in default in the payment of principal, interest or dividends, and all Invested Assets substantially comply with the investment guidelines adopted by the Company and all insurance laws and regulations of each of the jurisdictions to which the Company is subject thereto. Schedule 3.22 sets forth all amounts deposited by the Company for the benefit of policyholders as required by regulatory authorities.
     3.23 Regulatory Filings. Except as may be required for the transactions contemplated by this Agreement, the Company has duly filed with appropriate governmental authorities, to the extent that filing of the same is required by laws, rules or regulations, all annual and quarterly statements and other statements, documents, filings, registrations and reports including, without limitation, any filings required under any state’s insurance holding company system act. All such statements, documents, filings, registrations and reports were in compliance in all material respects with all Applicable Law when filed, and there are no material omissions therefrom. Except as set forth in Schedule 3.23, there is no action, proceeding, dispute, controversy, inquiry or investigation pending or, to Seller’s Knowledge, threatened by any governmental authority relating to the Company. Except for regular periodic assessments in the ordinary course of business, no claim or assessment is pending or, to Seller’s Knowledge, threatened against the Company by any state insurance guaranty association in connection with that association’s fund relating to insolvent insurers.

     3.24 Agents and Producers. All agents of the Company have been canceled and terminated, and cancellation and termination of such agents were done in conformity with any such agreements with the terminated agents. The termination of such agents prior to Closing will not subject the Company or the Buyer to any liability for breach of contract or any other liability, claim or obligation. Schedule 3.24 lists all agents, brokers, producers, managing general agents, underwriting managers and other Persons through whom Company has written or sold any insurance, reinsurance or retrocessional coverage. All Persons listed on Schedule 3.24 are, and at all relevant times were, duly licensed to act as agents, brokers, producers, managing general agents or underwriting managers in the jurisdictions where they engage in such activities. Except as set forth in Schedule 3.24, there are no laws or contracts which prohibit the termination of any appointment or agreement with such Persons other than the sending of written notice without cause by the Company of ninety (90) days or less.
     3.25 No Brokers. No broker, finder or investment banker has been retained or engaged on behalf of Seller or the Company, nor is any Person claiming to have been engaged by Seller or the Company entitled to any brokerage, finders or other fee, compensation or commission in connection with the transactions contemplated by this Agreement.
ARTICLE IV — BUYER’S REPRESENTATIONS AND WARRANTIES
     Buyer represents and warrants to Seller as of the date of this Agreement as follows:
     4.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.
     4.2 Authority, Validity and Enforceability. The execution, delivery, and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby by the Buyer have been duly and properly authorized by all necessary corporate action in accordance with applicable law and with the Articles of Incorporation and Bylaws of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement and the other agreements and instruments to be executed, delivered and performed by Buyer in connection with the transactions contemplated hereby, have been duly executed and delivered by the Buyer and constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors’ rights generally and except as rights to specific enforcement may be limited by the application of equitable principles (whether such equitable principles are applied in a proceeding of law or equity).
     4.3 Transaction not a Breach. Neither the execution and delivery of this Agreement nor its performance by Buyer will conflict with or result in a breach of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Buyer, or any contract, agreement, mortgage or other instrument or obligation of any nature to which Buyer is a party or by which Buyer is bound, and except for the approval of the GDOI which Buyer must obtain, neither the execution and delivery of this Agreement nor its performance by Buyer will contravene or violate any statute or any judicial or governmental regulation, order, injunction, judgment or decree, or require the approval, consent or permission of any governmental or regulatory body or authority.
     4.4 Investment Intent. The Stock will be acquired by the Buyer for its own account without a view to a distribution or resale thereof, it being understood that the Buyer shall have the right to sell or otherwise dispose of any of the Stock pursuant to a registration or an exemption therefrom under the Securities Act and any applicable state securities law.
     4.5 Litigation. There are no actions, causes of action, proceedings, claims at law or equity pending or, to the knowledge of Buyer, threatened against or involving Buyer or any of its Affiliates which relates to this Agreement or any of the transactions contemplated hereby or which would have a Material Adverse Effect.
     4.6 No Brokers. No broker, finder or investment banker retained or engaged on behalf of Buyer or any of its Affiliates, nor any Person claiming to have been engaged by Buyer or any of its Affiliates, is entitled to any brokerage, finders or other fee, compensation or commission in connection with the transactions contemplated by this Agreement.
     4.7 No Reliance. Buyer acknowledges and agrees that it is not relying upon any representation or warranty of the Seller or the Company not set forth in this Agreement. Buyer acknowledges that it has conducted its own independent review and analysis of the business, assets, condition, operation and prospects of the Company and acknowledges that, to the extent requested, it has been provided access to the books and records of the Company for this purpose.
ARTICLE V — OTHER AGREEMENTS
     5.1 Inspection. Seller shall allow the Buyer and its authorized representatives or designees access at reasonable times after the date hereof, and prior to the Closing Date, to all of the properties and records of the Company, and shall furnish Buyer and its authorized representatives or designees such access to the properties and records of the Company, as will allow Buyer to obtain requested information and to make preparations for the continued post-closing operation of the business of the Company. The Seller will reasonably cause the officers and employees of Seller or its Affiliates, having any knowledge concerning the operation of the business of the Company, to cooperate in connection with any such requests and examinations and to make disclosure to Buyer and its representatives of all reasonably requested facts, information and documentation regarding the condition of the Company, and pertaining to the business of the Company. The Seller further agrees to cooperate with Buyer and request the auditors, actuaries, consultants, reinsurers, advisors, and other authorized representatives of the Company, to reasonably cooperate in connection with any such examination and to make disclosure to Buyer and its representatives of all requested work papers, studies, evaluations and facts regarding the condition of the Company, and of the business of the Company, all at Buyer’s cost and expense. All such examinations and investigations shall be conducted during normal business hours and without unreasonably interfering with the operations of the Company or any of its Affiliates. Notwithstanding the foregoing, Seller and its Affiliates shall not be required to disclose any information where disclosure would jeopardize any attorney-client privilege or contravene any law, rule or regulation.

     5.2 Operation of Business. Except for the discharge of liabilities and distribution of capital incident to the Company’s winding up activities and except as otherwise provided or disclosed herein, Seller will cause the Company, from the date of this Agreement until the Closing hereunder:
          (a) To maintain the status quo of the Company and not incur or make any commitment or incur any expenditures other than in the ordinary course of business;
          (b) To maintain the Invested Assets of the Company in securities of substantially the same quality, liquidity and duration as the Invested Assets as of the 2007 Statement Date;
          (c) Not to change or amend the Articles of Incorporation or Bylaws of the Company or to appoint or elect any person as a director or officer who is not serving as such on the date hereof;
          (d) Not to issue or sell, or to grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or to make any changes in its capital structure;
          (f) Not to organize any Subsidiary, acquire any capital stock or other equity securities of any other corporation, or acquire any equity or ownership interest in any business, and not to merge with, liquidate into or otherwise combine with any other Person;
          (g) To preserve the corporate existence and business organization of the Company intact;
          (h) To preserve and maintain in full force and effect, and in good standing, all certificates of authority of the Company and all licensure in effect as of the 2007 Statement Date;
          (i) Not to obligate the Company to pay any employee compensation or benefits, or modify any compensation or benefit arrangements in any way that would increase the rights or accelerate the payments as a result of a change of control of the Company;
          (j) Not to incur any indebtedness for borrowed money, nor guarantee any obligation, nor permit or suffer any of its assets to be subject to any Lien;
          (k) Comply in all material respects with all laws, statutes, ordinances, rules and regulations of governmental authorities applicable to Company;
          (l) Perform in all material respects its obligations under all contracts and commitments to which it is a party or by or to which it is bound or subject;
          (m) Not to make any material change in any financial reporting, tax, accounting, actuarial or reserving methods or practices or in the Company’s investment guidelines;

          (n) Not to incur any liabilities or obligations of any nature that are not fully reserved and provided for in the 2007 Unaudited Financial Statement; or
          (o) Take any other action, or omit to do any act, that individually or in the aggregate would reasonably be likely to result in a Material Adverse Effect.
     5.3 Taxes.
          (a) Tax Returns. With respect to Tax returns that the Company is required to file on or prior to the Closing Date (including, without limitation, all federal, state and local returns for income, sales, use, property, intangible, premium, and franchise Taxes), Seller shall be responsible for preparing and filing such returns, and Seller shall be responsible for making any required Tax payments with respect to such returns. In addition, Seller shall pay any Taxes for the portion of the taxable period through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”). The Buyer and the Company shall cooperate with the Seller to the extent reasonably necessary to prepare such Tax returns. The Buyer shall, or shall cause the Company to, file Tax returns (including, without limitation, all federal, state and local returns for income, sales, use, property, intangible, premium, and franchise Taxes) which include, and report the operations from, the Company for the taxable period beginning on the day following the Closing Date and for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”). With respect to Straddle Periods, (i) Buyer shall prepare the Tax returns in a manner which is materially consistent with the Company’s past practice, (ii) the Buyer shall provide the Seller with copies of such Tax returns to be filed by the Buyer at least thirty (30) days prior to the due date thereof (giving effect to any extensions thereto), (iii) no Tax return shall be filed without Seller’s prior written consent, and (iv) the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (but expressly excluding any business conducted or assets acquired by the Company after the Closing Date) and the amount of other Taxes of the Company for Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Period (but expressly excluding any Taxes incurred as a result of business conducted or assets acquired by the Company after the Closing Date) multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the total number of days in the Straddle Period. If there is any disagreement between the Buyer and the Seller with respect to such Straddle Period Tax returns, the Seller’s determination shall control as long as it is reasonably consistent with the Company’s past practice.
          (b) Conduct of Tax Audits. Seller and Buyer agree to provide prompt notice of, and to cooperate with each other as reasonably necessary in connection with, any official Tax inquiry, Tax determination or Tax-related legal proceeding affecting a Tax liability of the Company (whether before or after the Closing Date) or in connection with a determination of any Tax liability or treatment (including the preparation of any Tax liability or treatment relating to the Company). Seller and Buyer shall make available to each other Party a reasonable amount of time, at no cost to such Party, of its employees and officers, together with documents, correspondence, reports and other materials relating solely to the Company and reasonably bearing on such Tax inquiry, examination, proceeding or determination of Tax liability or treatment, provided that Seller and Buyer (or Company after Closing) shall be reimbursed for any reasonable out-of-pocket expenses incurred in assisting another Party hereunder, which reimbursement shall be paid by the Party requesting the assistance within ten (10) Business Days of Seller, Company or Buyer, as applicable, providing the reimbursing Party written notice in reasonable detail of the amount and reason for such expenses (including but not limited to third party invoices, if any). With respect to any suit, action or proceeding (including any Tax audit) which relates to a Pre-Closing Tax Period or a Straddle Period, upon written notice to the Company, Seller shall have the right to control the defense of any such suit, action or proceeding in such manner as it reasonably may deem appropriate and will have authority to effect a compromise or settlement at such time and in such manner as Seller determines is reasonably necessary, provided, before effecting any compromise or settlement, Seller shall consult with the Buyer on the terms of the compromise or settlement.
          (c) Post-Closing Access for Tax Matters. After the Closing, the Seller and Buyer shall provide, and shall cause each of their Affiliates to provide, to the other party and its Affiliates such information (including access to books and records) relating to the Company as the Seller or Buyer may reasonably request in order to permit filing of any Tax return, the determination of any Tax liability or right to refund, and the conduct or defense of any audit, claim, suit, or other proceeding in respect of the Tax obligations of Company. The Buyer and Seller shall cooperate with each other as reasonably necessary in the conduct of any audit, claim, suit, or other proceeding involving the Company for any Tax purpose.
          (d) Post-Closing Tax Matters. If, after the Closing, a Tax audit or other proceeding relating to any Tax period ended prior to the Closing results in a refund of Taxes paid by Seller, then Seller shall be entitled to receive and retain such refund. If, after the Closing, a Tax audit or other proceeding relating to any Tax period ended prior to the Closing results in an assessment, liability or obligation for Taxes, fees, interest or penalties, then Seller shall be obligated to promptly pay and discharge all such assessments, liabilities and obligations and any and all liens, claims or encumbrances arising therefrom.
          (e) Survival of Obligations. Buyer’s and Seller’s agreements under this Section 5.3 shall survive the Closing of this Agreement.
     5.4 Closing Costs. Except as provided in Section 6.3, the Buyer and Seller shall each bear its own costs and expenses in connection with the transactions contemplated hereby, including, but not limited to, the fees for Buyer’s and Seller’s respective attorneys. Buyer shall indemnify Seller and its Affiliates from any claim, loss, damage or expense incurred as a result of any demand for commissions, brokers’ fees or finders’ fees by any Person claiming to have been engaged by Buyer or any of its Affiliates. Seller shall indemnify Buyer and its Affiliates from any claim, loss, damage or expense incurred as a result of any demand for commissions, brokers’ fees or finders’ fees by any Person claiming to have been engaged by Seller or any of its Affiliates.
     5.5 Government Filings. Seller and Buyer shall, as soon as reasonably practicable after execution of this Agreement, and, as provided herein, as a condition to Closing make any and all filings required to be made by them with any and all governmental authorities in connection with the consummation of the transactions contemplated herein. Accordingly, and not in limitation of the preceding sentence, Buyer shall promptly file, after the execution of this

Agreement, at its expense, an application to acquire control of the Company with the GDOI, and shall provide a copy of the completed application to Seller prior to filing the application with the GDOI. In addition, prior to Closing Seller will continue to timely file all required statutory statements with the GDOI, and after Closing, Buyer will timely file all required statutory statements with the GDOI. Each party shall furnish the other party with any reasonably necessary information, certificates and other documents in a timely manner and shall cooperate with the other party in all ways reasonably necessary to effect any of the filings which are subject to this Section 5.5.
     5.6 Cooperation and Reasonable Efforts. Subject to the terms and conditions hereof, each of the parties shall cooperate with the other and will cause their Affiliates to cooperate to the extent necessary to consummate the transactions contemplated by this Agreement. Each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
     5.7 Notification of Certain Matters. Each of the parties shall give prompt notice to the other of the occurrence or non-occurrence of any event which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing and any material failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with our satisfied by it hereunder.
     5.8 Public Announcements. Each party shall notify the other prior to issuing any press release or making any public statement pertaining to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such public statement without obtaining the prior written approval of the other party hereto, except as required by Applicable Law or stock exchange rules, or except as required to be disclosed in filings made with the Securities and Exchange Commission.
     5.9 No Solicitation. Seller and the Company agree that during the term of this Agreement, neither they nor their any of their respective representatives or employees will solicit or respond favorably to any solicitation from, or otherwise enter into negotiations or reach any agreement with, any Person regarding the merger, recapitalization, consolidation, the sale of all or substantially all the assets of the Company, or the sale of any of the Company’s capital stock.
     5.10 Intercompany Accounts; Pooling Agreements. Seller shall use its reasonable efforts to cause all intercompany amounts receivable or payable with respect to the Company (whether or not currently due or payable) to be settled in full without any premium or penalty at or prior to the Closing. All agreements with Affiliates including all reinsurance pooling arrangements shall be terminated without any further liability or obligation thereunder to Company effective at or prior to the Closing.
     5.11 Reinsurance Arrangements. Except as otherwise provided or disclosed in this Agreement, between the date hereof and the Closing Date, Seller will not permit Company to enter into, terminate or breach any pooling, reinsurance, coinsurance, retrocession, underwriting management, or managing general agency agreement or any similar contract unless approved in writing by the Buyer.

     5.12 Confidentiality of Information and Documents. The Mutual Non-disclosure Agreement, dated October 11, 2007 between Buyer and SunTrust Banks, Inc. (the “Confidentiality Agreement,” attached hereto as Exhibit A) will remain in full force and effect in accordance with its terms and will apply to any information furnished pursuant to this Agreement.
     5.13 Assets of the Company. As of the Closing Date, the assets of the Company shall be of a type, form and quality to permit the Company to receive full credit, without limitation, reduction or restriction, for the fair market value thereof from all applicable regulatory authorities.
     5.14 Records. At or as soon as reasonably practicable after the Closing, Seller will deliver or cause to be delivered to Buyer any Books and Records of the Company of which Buyer does not already have copies.
     5.15 Pre-Closing Dividends or Distributions. Prior to Closing, Seller and the Company shall take all steps necessary to complete a dividend or distribution to Seller of an amount of the Company’s distributable surplus necessary to reduce the Capital and Surplus of the Company to an amount equal to the Purchase Price less $500,000.00.
     5.16 Virginia Workers Compensation Claims. Buyer hereby acknowledges that the workers compensation claims set forth on Schedule 5.16 (the “Virginia WC Claims”) may not be resolved or transferred out of the Company prior to Closing. In the event that the Virginia WC Claims remain liabilities of the Company as of the Closing, Seller and the Company shall enter into a reinsurance agreement substantially in the form attached hereto as Exhibit B (the “Reinsurance Agreement”) pursuant to which the Seller or its Affiliate shall assume all financial liability and administrative obligations for the Virginia WC Claims. Buyer acknowledges and agrees that the transactions contemplated by the Reinsurance Agreement shall not affect the Purchase Price. Buyer further hereby acknowledges and agrees that prior to Closing, Seller and Company may, in their sole discretion, continue to seek regulatory approval for the transfer of the Virginia WC Claims to an Affiliate of the Seller.
     5.17 Reimbursement of Certain Assessments. Buyer acknowledges that prior to Closing the Company and/or Seller may be required to pay certain expenses, fees and assessments related to maintenance of the Company’s ratings, licenses and its continued membership in certain organizations, mandatory reinsurance pools and other similar affiliations which the Company is required to maintain as a result of its licenses, and further, that such ratings, licenses and memberships will continue to be beneficial to the Company and Buyer from and after Closing. Accordingly, Buyer hereby agrees to reimburse the Seller on the Closing Date in cash in an amount equal to the pro-rated portion of the expenses, fees and assessments set forth on Schedule 5.17, calculated according to the remaining post-Closing benefit which will accrue to the Buyer. By way of example, if Seller or Company is required to pay an annual fee of $240.00 on March 1, 2008 to maintain a certain affiliation and the Closing occurs on May 1, 2008, such affiliation shall be deemed at the Closing to have ten (10) remaining months of utility and benefit to the Company and Seller shall reimburse the Buyer in an amount in cash equal to $200.00.

ARTICLE VI — CONDITIONS TO OBLIGATIONS
     6.1 Conditions to Obligations of Buyer. All obligations of Buyer under this Agreement with respect to the Closing are subject to the fulfillment of each of the following conditions:
          (a) Each and every representation and warranty of Seller contained in this Agreement shall be true and accurate in all material respects at the Closing.
          (b) Seller and the Company shall have performed and complied, in all material respects, with all covenants and conditions required by this Agreement to be performed or complied with prior to or at the Closing.
          (c) No action or proceeding shall have been instituted before any court or governmental agency to restrain or prohibit, or to obtain damages in respect of, this Agreement, or the consummation of the transactions contemplated in this Agreement.
          (d) All authorizations, regulatory clearances or other governmental consents or approvals (including the approval of the GDOI) required in connection with the purchase and sale of the Stock and the consummation of the Closing shall have been duly obtained, made or given and shall be in full force and effect.
          (e) There shall have been no material adverse change in the financial condition or actuarial valuations of the Company since December 31, 2007, except for the discharge of liabilities and distribution of capital incident to the Company’s winding up activities and as otherwise contemplated or permitted by this Agreement.
          (f) Buyer shall have received evidence reasonably satisfactory to Buyer confirming the valid existence and good standing of the certificates of authority of the Company necessary to transact insurance in all of the jurisdictions identified on Schedule 3.19.
          (g) The Buyer shall have received all of the documents listed in Section 7.1.
          (h) The Buyer or an affiliate of Buyer shall have successfully raised capital equal to at least $9,488,696.00 pursuant to a public or private offering of debt or equity securities.
     6.2 Conditions to Obligations of Seller. All of the obligations of the Seller hereunder with respect to the Closing are subject to the fulfillment of each of the following conditions:
          (a) Each and every representation and warranty of Buyer contained in this Agreement shall be true in all material respects at the Closing.
          (b) Buyer shall have performed or complied, in all material respects, with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at Closing.

           (c) No action or proceeding shall have been instituted before any court or governmental agency to restrain or prohibit, or to obtain damages in respect of, this Agreement, or the consummation of the transactions contemplated in this Agreement.
          (d) All authorizations, regulatory clearances or other governmental consents or approvals (including the approval of the GDOI) required in connection with the purchase and sale of the Stock and the consummation of the Closing shall have been duly obtained, made or given and shall be in full force and effect.
          (e) The Seller shall have received the Purchase Price and the other deliveries from Buyer set forth in Section 7.2.
     6.3 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date:
          (a) by mutual written consent of Seller and Buyer;
          (b) by either Seller or Buyer, by giving written notice to the other party, if a court of competent jurisdiction or other governmental entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, except that this right of termination shall not be available to a party that has not complied with its obligations under this Agreement;
          (c) by either Seller or Buyer, by giving written notice to the other party, if the other party has committed a material breach of any representation, warranty, covenant or agreement of this Agreement, and such breach has not been cured or waived in writing within ten (10) Business Days of written notice to the other party;
          (d) by Buyer, by giving written notice to Seller, if the Closing shall not have occurred on or before August 1, 2008 by reason of the failure of any condition precedent contained in Section 6.1 (unless the failure results primarily from a breach by Buyer of any representation, warranty, covenant or agreement of Buyer contained in this Agreement); and
          (e) by Seller, by giving written notice to Buyer, if the Closing shall not have occurred on or before August 1, 2008 by reason of the failure of any condition precedent contained in Section 6.1 (h) or Section 6.2 (unless the failure results primarily from a breach by Seller of any representation, warranty, covenant or agreement of Seller contained in this Agreement).
     In the event that Buyer or Seller terminates this Agreement for any reason other than Seller’s material and uncured breach (as described in Section 6.3(c)), Buyer shall promptly reimburse Seller and the Company for documented out-of-pocket costs and expenses in connection with this Agreement and the transactions contemplated hereby, provided that Buyer’s liability for such costs and expenses under this Section 6.3 shall not exceed Seventy-Five Thousand Dollars ($75,000.00) (“Expense Payment”). In addition, if Buyer terminates this Agreement for any reason other than Seller’s material and uncured breach (as described in Section 6.3(c)), Buyer shall pay Seller liquidated damages in an amount equal to Seventy-Five

Thousand Dollars ($75,000.00)(the “Termination Fee”). The Parties recognize and agree that the amount of damages resulting from Buyer’s termination of this Agreement for any reason other than Seller’s material and uncured breach (as described in Section 6.3(c)) may be impossible or very difficult to determine and accordingly, the Termination Fee is recognized by the Parties not to be a penalty. If Buyer terminates this Agreement due to Seller’s material and uncured breach, pursuant to Section 6.3(c), Seller shall promptly reimburse Buyer for documented out-of-pocket costs and expenses incurred by Buyer in connection with this Agreement and the transactions contemplated hereby, provided that Seller’s liability for such costs and expenses under this Section 6.3 shall not exceed Seventy-Five Thousand Dollars ($75,000.00). The reimbursement of Buyer’s or Seller’s costs and expenses is in addition to Buyer’s and Seller’s other legal and equitable rights and remedies, none of which shall be diminished by Buyer’s or Seller’s rights to reimbursement hereunder.
     6.4 Effect of Termination. In the event of termination of this Agreement pursuant to Section 6.3, this Agreement shall thereafter become void and have no effect, except for the survival of Sections 5.4 (Expenses), 5.8 (with respect to public announcements as described therein), 5.12 (with respect to confidentiality as described therein) and 6.3 (with respect to reimbursement of expenses); provided, however, that nothing herein shall relieve any party from liability for any breach of any of its representations, warranties, covenants or agreements contained in this Agreement prior to termination of this Agreement.
ARTICLE VII — DELIVERIES AT CLOSING
     7.1 Deliveries by Seller at Closing. At the Closing, Seller will deliver to Buyer the following documents:
          (a) Share certificates representing all of the Stock, duly endorsed for transfer to Buyer or with separate stock transfer powers duly endorsed by Seller for transfer of the Stock to Buyer;
          (b) The original certificates of authority of the Company, together with evidence reasonably satisfactory to Buyer confirming, except as disclosed in Schedule 3.19, the valid existence and good standing of all such certificates of authority of the Company to transact insurance as required by Section 6.1(f);
          (c) The corporate seal (if available), the minute book, and the stock records of the Company;
          (d) Resignations of all officers and members of the Board of Directors of the Company, to be effective as of the Closing;
          (e) A copy of the resolution of Seller’s Board of Directors, certified by Seller’s Secretary as having being duly adopted and being in full force and effect, authorizing Seller’s execution and performance of this Agreement;
          (f) A certificate dated as of the Closing Date, signed by an officer of the Seller, certifying as to the fulfillment of the conditions set forth in Sections 6.1(a) and 6.1(b).

     7.2 Deliveries by Buyer at Closing. At the Closing, Buyer will deliver to Seller:
          (a) A wire transfer, pursuant to Seller’s instructions provided to Buyer in advance of the Closing, in the amount of the Purchase Price required by Section 2.2 hereof;
          (b) A copy of a resolution of Buyer’s Board of Directors, certified by Buyer’s Secretary as having been duly adopted and being in full force and effect, authorizing Buyer’s execution and performance of this Agreement; and
          (c) A certificate dated as of the Closing Date, signed by an officer of the Buyer, certifying as to the fulfillment of the conditions set forth in Sections 6.2(a) and 6.2(b).
ARTICLE VIII
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS
     Except for the representations and warranties in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.4 (Capitalization), Section 3.5 (Stock Ownership), Section 3.11 (Financial Statements), Section 3.12 (Reserves), Section 3.16 (Taxes), Section 4.1 (Organization) and Section 4.2 (Authority, Validity and Enforceability), all representations and warranties made by Seller in Article III and Buyer in Article IV of this Agreement shall survive for a period of twelve (12) months after the Closing Date, and all claims for breach of said representations and warranties will be deemed waived unless the Buyer notifies the Seller, or the Seller notifies the Buyer, as the case may be, in writing of the matters constituting the breach prior to the expiration of the date that is twelve (12) months after the Closing Date. The representations and warranties contained in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.4 (Capitalization), Section 3.5 (Stock Ownership), Section 3.16 (Taxes), Section 4.1 (Organization) and Section 4.2 (Authority, Validity and Enforceability), shall survive the Closing until the expiration of all applicable statutes of limitations. The representations and warranties in Sections 3.11 and 3.12 shall survive for a period of ten years following the Closing Date. The covenants and agreements of the parties to be performed prior to the Closing Date shall not survive the Closing, and neither party may bring a claim for breach of any such covenants or agreements after the Closing. The other covenants and agreements of the parties contained herein shall survive the Closing and shall expire, if at all, in accordance with their respective terms.
ARTICLE IX
INDEMNIFICATION AND OTHER REMEDIES
     9.1 Seller’s Obligation to Indemnify. Subject to the limitations set forth in this Article IX, Seller agrees to indemnify, defend and hold harmless Buyer and the Company (with respect to the Company, after the Closing only) and their respective directors, officers, employees, Affiliates and assigns (the “Buyer Indemnified Parties.” and individually a “Buyer Indemnified Party”) from and against all claims, losses, liabilities, damages, deficiencies, costs or expenses, penalties (including any penalty or sanction by any regulatory body) and reasonable outside attorneys’ fees and disbursements (collectively, “Losses,” and individually a “Loss”), asserted against, imposed upon or incurred by Buyer by reason of or arising out of or in connection with any misrepresentation, breach of or failure to perform any representation, warranty, covenant or agreement of Seller in this Agreement; (ii) Seller’s ownership or operation of the Company prior to the Closing, and (iii) costs, fees and other expenses of Seller as set forth in Section 5.4 hereof.
     9.2 Buyer’s and Company’s Obligation to Indemnify. Buyer agrees to indemnify, defend and hold harmless Seller and its directors, officers, employees, Affiliates and assigns (the “Seller Indemnified Parties,” and individually a “Seller Indemnified Party”) from and against all Losses, asserted against, imposed upon or incurred by any Seller Indemnified Party by reason of or arising out of or in connection with any misrepresentation, breach of or failure to perform any representation, warranty, covenant or agreement of Buyer in this Agreement, or by reason of or arising out of or in connection with Buyer’s ownership or operation of the Company following the Closing. The Company agrees to indemnify, defend and hold harmless the Seller Indemnified Parties and each of them from and against all Losses asserted against, imposed upon or incurred by any Seller Indemnified Party by reason of or arising out of or in connection with the Company’s operations following the Closing. In addition to the foregoing, Buyer hereby agrees to indemnify, defend and hold harmless Seller and the Company against the costs, fees and other expenses of Buyer as set forth in Section 5.4 hereof.
     9.3 Limits on Indemnification. Seller’s obligations to indemnify the Buyer Indemnified Parties under this Article IX are limited to One Hundred Million Dollars ($100,000,000). Neither the Seller nor the Buyer shall have any obligation to indemnify an Indemnified Party with respect to any Losses under this Article IX until the aggregate amount of all Losses that such Indemnified Party has suffered, sustained, incurred or paid or is required to pay exceeds Fifty Thousand Dollars ($50,000) (the “Basket”), at which point the indemnifying party shall be obligated to indemnify the Indemnified Party from and against all such Losses.
     9.4 Notice of Asserted Liability. Promptly after receipt by an Indemnified Party hereunder of notice of any demand, claim or circumstances which, with or without the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation by a third party (an “Asserted Liability”) that may result in a Loss, such Indemnified Party shall give notice thereof (the “Claims Notice”) to the indemnifying party. The Claims Notice shall describe the Asserted Liability in reasonable detail and shall provide a good-faith, non-binding estimate of the Loss that has been or may be suffered by such Indemnified Party and shall include a statement as to the basis for the indemnification sought. Failure to provide a Claims Notice in a timely manner shall not be deemed a waiver of the Indemnified Party’s right to indemnification other than to the extent that such failure prejudices the defense of the claim by the indemnifying party.
     9.5 Opportunity to Defend. The indemnifying party may elect to compromise or defend, at its own expense and by its own counsel (which counsel shall be reasonably acceptable to the Indemnified Party), any Asserted Liability; provided, however, the indemnifying party may not compromise or settle any Asserted Liability without the consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) unless (i) any monetary payment required by the terms of such compromise or settlement will be fully discharged, directly or by reason of indemnity hereunder, by the indemnifying party, and (ii) such compromise or settlement involves no other obligations binding upon the Indemnified Party. If the indemnifying party elects to compromise or defend such Asserted Liability, it shall, within 30 days from receipt of the Claims Notice, notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate, at the expense of the indemnifying party to the extent such expenses are subject to indemnification hereunder, in the compromise of, or defense against, such Asserted Liability. The Indemnified Party may not settle or compromise any Asserted Liability without the indemnifying party’s consent, which will not be unreasonably withheld or delayed.
     9.6 Procedures for Direct Claims. In the event any Indemnified Party shall have a claim for indemnity against any indemnifying party that does not involve an Asserted Liability, the Indemnified Party shall promptly deliver notice of such claim to the indemnifying party. Such notice referred to in the preceding sentence shall state the relevant facts and include therewith relevant documents and a statement in reasonable detail as to the basis for the indemnification sought. The failure by any Indemnified Party so to notify the indemnifying party shall not be deemed a waiver of the Indemnified Party’s right to indemnification with respect to any claim made pursuant to this Section 9.6.
     9.7 Payment. Any payment pursuant to this Article IX shall be made not later than 30 days after the indemnifying party’s liability for the Loss is deemed final by mutual written agreement of the Buyer and the Seller or by order of an arbitrator or court of competent jurisdiction that is not subject to appeal, reconsideration or review.
     9.8 Exclusive Remedy. The parties hereto expressly acknowledge that, absent fraud or intentional misrepresentation, (a) the provisions of this Article IX shall be the sole and exclusive remedy for monetary damages caused as a result of breaches of the covenants, agreements, warranties and representations contained in this Agreement, and (b) no indemnifying party shall be liable or otherwise responsible to any Indemnified Party or other Person for special, consequential, incidental or punitive damages or for diminution in value or lost profits that arise out of or relate to this Agreement or the performance or breach hereof. Nothing in this Section 9.8 shall be construed as limiting the availability of any remedies at law or equity to which a party may be entitled as a result of fraud or intentional misrepresentation by the other party or its Affiliates.
ARTICLE X — MISCELLANEOUS
     10.1 Notices. Any notices hereunder shall be in writing and shall be deemed to have been given when delivered by hand or by the first Business Day after being sent by overnight courier (such as Federal Express), or on the third Business Day after being deposited in the United States Mail, registered or certified, return receipt requested, postage prepaid, or upon the sender receiving confirmation of receipt if sent by electronic facsimile transmission, addressed or sent, as follows:

IF TO SELLER:
SunTrust Banks, Inc.
303 Peachtree Street, 7th Floor
Mail Code 690
Atlanta, GA 30308
Attn: Daniel Baltz
Facsimile: (404) 813-0550
with a copy to:
Morris, Manning & Martin, LLP
3343 Peachtree, N.E., Suite 1600
Atlanta, Georgia 30326
Attn: Brooks W. Binder
Facsimile: (404) 365-9532
IF TO BUYER:
Guarantee Insurance Group, Inc.
401 E. Las Olas Boulevard
Ft. Lauderdale, Florida
Attn: General Counsel
Facsimile: (954) 779-3556
with a copy to:
Locke Lord Bissell & Liddell LLP
300 S. Grand Ave., Suite 800
Los Angeles, CA 90071
Attn: Carey S. Barney
Facsimile: (213) 341-6746
or to such other person, or at such other address or facsimile phone number as a party may from time to time specify by notice in writing to the other party, given in the manner provided in this Section.
     10.2 Severability. The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision.
     10.3 Assignment. Neither Seller nor Buyer may assign this Agreement or any responsibilities or obligations hereunder without the express prior written consent of the other party. Subject to the foregoing, this Agreement shall inure to the benefit of and shall be binding upon Seller and Buyer and their respective successors and assigns.
     10.4 Entire Agreement; Amendment. This Agreement, together with the Confidentiality Agreement, sets forth the entire understanding of the parties and supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof.

Each party hereto acknowledges and agrees that no representations, warranties, promises or inducements have been made to such party, except as expressly set forth herein, and that such party is entering into this Agreement without reliance on any written or oral statements or representations, other than those expressly set forth in this Agreement. This Agreement may be modified only by instruments signed by both of the parties hereto.
     10.5 Documents. Each party will execute all documents and take such other actions as the other party may reasonably request in order to consummate the transactions provided for herein and to accomplish the purposes of this Agreement. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     10.6 Third Parties. Nothing in this Agreement is intended to confer any right or remedy under or by reason of this Agreement on any Person other than the parties hereto and their respective successors and assigns.
     10.7 Governing Law. This Agreement shall be construed and governed exclusively in accordance with the laws of the State of Florida without reference to the choice of law principles thereof. Except as provided in Section 10.8, the parties hereby irrevocably consent to the exclusive personal jurisdiction of and the propriety of venue in the courts of the State of Florida located in Broward County, Florida and of any federal court located therein in connection with any permitted action or proceeding arising out of or relating to this Agreement, any document or instrument delivered pursuant to or in connection with this Agreement, or a breach of this Agreement or any such document or instrument.
     10.8 Arbitration. In the event of any controversy or claim between the parties hereto arising out of or relating to this Agreement, then such controversy or claim shall be submitted to binding arbitration under the American Arbitration Association (the “AAA Rules”). Arbitration shall begin upon the filing by one of the parties of a written demand for arbitration. Such demand shall contain a statement setting forth the nature of the dispute, the amount involved, if any, and the remedy sought. Such demand shall be served upon the other party pursuant to the notice provisions of Section 10.1 hereof. Arbitration shall proceed under the AAA Rules, except as follows:
          (a) One neutral arbiter shall be appointed by the AAA, and such arbiter shall be an active or retired, disinterested executive officer with ten (10) years or more experience as an officer of an insurance or reinsurance company.
          (b) The site for the arbitration hearing shall be Ft. Lauderdale, Florida.
          (c) Except as otherwise specified herein, there shall be no discovery or dispositive motion practice (such as motions for summary judgment or to dismiss or the like) except as may be permitted by the arbiter who shall authorize such discovery as it is shown to be necessary to insure a fair hearing. The arbiter shall not be bound by the rules of evidence or civil procedure, but may consider such writings and oral presentations as reasonable businessmen would use in the conduct of their day-to-day affairs.

           (d) The decision of the arbiter shall be final and binding on both parties and shall be submitted in writing within thirty (30) days after the conclusion of the arbitration hearing. Judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.
          (e) The costs of the arbitration proceeding, including the fees of the arbiter and the administrative fees of arbitration, shall be borne equally by the parties unless the arbiter orders otherwise. The arbiter, in its discretion, may also allocate an award of other reasonable out-of-pocket costs of the parties, including reasonable attorneys’ fees, as it deems fair and equitable under the circumstances.
     10.9 Interpretation. The parties are equally responsible for the content of this Agreement. In any claim or dispute which involves the interpretation of an alleged ambiguity, the language herein shall not be more strictly construed against one party (as the drafter) than the other.
Signatures on following page

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

GUARANTEE INSURANCE GROUP, INC.

By:	/s/ Steven M. Mariano

Name:	Steven M. Mariano

Title:	President and Chief Executive Officer

SELLER:

SUNTRUST BANK HOLDING COMPANY

By:	/s/ Raymond D. Fortin

Name:

Title:	SVP, Assistant Corp. Secretary

SOLELY FOR SECTION 9.2:

COMPANY:

MADISON INSURANCE COMPANY

By:	/s/ Daniel A. Boltz

Name:

Title:	Secretary

EXHIBIT A
MUTUAL NON-DISCLOSURE AGREEMENT
OCTOBER 11, 2007

MUTUAL NON-DISCLOSURE AGREEMENT
          This NON-DISCLOSURE AGREEMENT (“Agreement”) is made this 11th day of October, 2007, by SunCoast Holdings, Inc., and all of its subsidiaries, affiliates and associations, with its principal place of business at 401 East Las Olas Blvd, Ft. Lauderdale, Florida, referred to hereafter as “Company,” and SunTrust Banks, Inc., and all of its subsidiaries, affiliates and associations, with its principal place of business at 303 Peachtree Street, Suite 700 in Atlanta, GA, referred to hereafter as “SunTrust.”
          WHEREAS, Company wishes to evaluate a potential business opportunity with SunTrust involving SunTrust’s subsidiary Madison Insurance Company (hereinafter, the “Opportunity”) and, in connection therewith, the parties will be exchanging Confidential Information (as hereafter defined); and
          WHEREAS, the parties have agreed to provide certain Confidential Information to each other and desire to protect that Confidential Information and preserve the confidential and proprietary nature of the Confidential Information and the prospective Opportunity. The providing party is referred to in this Agreement as the “Disclosing Party,” while the receiving party is referred to as the “Recipient.”
          NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, promises and agreements contained herein, including the agreement to provide Confidential Information to each other and to discuss a prospective Opportunity and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Recipient hereby agrees as follows:
I.	“Confidential Information” as used in this Agreement shall mean any and all materials, documents and information, whether oral or in written or other tangible medium or form, regarding the Disclosing Party’s business or prospective business opportunities and plans, assets, operations, finances, employees, products and prospective products, and technology including, without limitation, any and all technical and non-technical information, including patent, copyright, trade secret and proprietary information, techniques, sketches, ideas, schematics, concepts, work in process, technology, models, inventions, material data, business methods, business policies, research and/or development, drawings, know-how, processes, apparatus, equipment, algorithms, software programs, source code, object code, software source documents, and formulae related to the current, future and proposed products and services of the party. “Confidential Information” also includes, without limitation, the Disclosing Party’s information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, customer and supplier lists, user information, personnel matters, pricing information, business
MUTUAL NON-DISCLOSURE AGREEMENT — PAGE 1

forecasts, sales and merchandising and marketing plans and information related to the current, future and proposed products and services of the Disclosing Party.

II.	(a) The Recipient acknowledges the competitive value and confidential and proprietary nature of the Disclosing Party’s Confidential Information and the damage that could result to the Disclosing Party if any part of the Confidential Information or the fact that the Disclosing Party and Recipient are talking about a prospective Opportunity and nature of such Opportunity were disclosed to any third party or if the Recipient uses the Disclosing Party’s Confidential Information to directly or indirectly compete with the Disclosing Party or for any other reason. Therefore, the Recipient agrees that neither it nor its Representatives (as hereinafter defined) will, directly or indirectly, (i) use the Disclosing Party’s Confidential Information in any way other than for the purpose of evaluating and proposing a possible business Opportunity with the Disclosing Party and/or (ii) disclose to any person, business or entity all or any part of the Disclosing Party’s Confidential Information, except as herein provided, and/or (iii) disclose to any person, business or entity either the fact that the Disclosing Party’s Confidential Information has been made available or the fact that discussions or negotiations are taking place concerning a possible business Opportunity between the parties or any of the terms, conditions or other facts with respect to any possible Opportunities, including the status thereof; except that each party may make such disclosure if, upon the advice of counsel, such disclosure must be made in order to comply with applicable law, regulation or judicial process.

(b) The Recipient shall be entitled to disclose the Disclosing Party’s Confidential Information to only those employees, officers, agents and advisers of the Recipient (collectively, “Representatives”) necessary for evaluating the Opportunity, provided that the Recipient advises each such Representative of the obligations contained herein and that by receiving such information the Representatives are agreeing to be bound by this Agreement. The Recipient shall be responsible for any breach of this Agreement by it and/or any Representative and shall indemnify and hold the Disclosing Party harmless from any such breach.

III.	The Recipient understands and agrees for itself and its Representatives that neither the Disclosing Party nor any of its affiliates, agents, advisors or representatives (a) have made or make any representation or warranty, expressed or implied, as to the accuracy or completeness of the Confidential Information or (b) shall have any liability whatsoever to the Recipient or its Representatives relating to or resulting from the use of the Disclosing Party’s Confidential Information or any errors therein or omissions therefrom. The only information that will have any legal effect will be specifically represented in a definitive written agreement and in no event will such definitive written agreement contain any representation as to any projections.
MUTUAL NON-DISCLOSURE AGREEMENT — PAGE 2

IV.	No right or license to use the Disclosing Party’s Confidential Information or other interest therein is hereby granted to the Recipient other than for the purpose of evaluating the Opportunity.

V.	The obligations of secrecy and non-disclosure set forth herein shall not apply to: (a) information which at the time of disclosure to the Recipient is in the public domain; (b) information which after disclosure to the Recipient becomes generally available to the public by publication or otherwise through no fault of the Recipient or any of its Representatives; (c) information which the Recipient or any of its Representative can demonstrate was already in the possession of the Recipient or any such Representative and which was not acquired by the Recipient or any such Representative, as the case may be, directly or indirectly from the Disclosing Party; (d) subject to Paragraph 6 below, information the Recipient is required by court order, injunction, writ, law, rule or regulation to disclose; or (e) information which the Recipient can demonstrate through competent written evidence was independently developed by or for the Recipient without use of or reliance on the Disclosing Party’s Confidential Information.

VI.	In the event that the Recipient and/or its Representatives are requested or required to disclose any of the Disclosing Party’s Confidential Information in an investigatory, legal, regulatory or administrative proceeding, the Recipient shall, unless legally prohibited therefrom, provide the Disclosing Party with prompt written notice thereof so that the Disclosing Party may, in its discretion, seek a protective order or other appropriate remedy. The Recipient agrees to consult and cooperate with the Disclosing Party in seeking a protective order or other appropriate remedy. The Recipient may disclose only that portion of the Confidential Information that it is legally required to disclose.

VII.	The Recipient further agrees that, without the prior written approval of the Disclosing Party, its Representatives who have been provided Confidential Information will not, directly or indirectly for a period of twelve (12) months from the date hereof, solicit for employment any employees of the Disclosing Party with whom they have contact or about whom they learn in connection with their review of the Opportunity. Notwithstanding the foregoing, Recipient’s Representatives may solicit or hire any person: (a) who responds to a public advertisement or otherwise contacts Recipient on his or her own initiative, without any direct or indirect solicitation by Recipient, (b) who has been brought to Recipient’s attention by an agency, search firm or other independent third party, or (c) with whom Recipient initiates discussions regarding employment after such person is no longer an employee of the Disclosing Party.

VIII.	The Recipient shall return to the Disclosing Party upon demand any and all Confidential Information entrusted to it by the Disclosing Party pursuant to this Agreement (including any and all copies, abstracts, compilations or analyses thereof and memoranda related thereto) or shall destroy all such Confidential Information and provide a certificate of destruction to the Disclosing Party signed
MUTUAL NON-DISCLOSURE AGREEMENT — PAGE 3

by the Recipient. The Recipient further agrees that neither it nor any Representative will copy in whole or in part any such Confidential Information without the written consent of the Disclosing Party, except for the sole use of its Representatives in carrying out their evaluation of a possible business Opportunity with the Disclosing Party.

IX.	The obligation of secrecy and non-disclosure set forth in this Agreement shall remain in effect for a period of one year from the date hereof.

X.	This Agreement and the respective rights and obligations of the parties hereto shall be governed by and determined in accordance with the laws of the State of Florida, without giving effect to its conflict of laws, principles or rules.

XI.	The Recipient agrees that money damages would not be a sufficient remedy for any breach of this Agreement by the Recipient or its Representatives and that in addition to all other remedies which may be available, the Disclosing Party may be entitled to specific performance and injunctive or other equitable relief as a remedy for such breach and the Recipient further agrees to waive and to use its best efforts to cause its Representatives to waive any requirement for securing or posting of any bond in connection with such remedy.

XII.	This Agreement, which includes all attached exhibits referenced herein, constitutes the entire agreement between Company and SunTrust with respect to the subject matter hereof, and supersedes all proposals, oral or written, and all other communications between the parties with respect to such subject matter.

XIII.	Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties waive any provision of law which renders any such provision prohibited or unenforceable in any respect.
          IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized officers of the parties as of the day and year written below.

SUNCOAST HOLDINGS, INC.		SUNTRUST BANKS, INC.

By:	/s/ Steven M. Mariano	By:	/s/ Daniel Baltz

Name:	Steven M. Mariano	Name:	Daniel Baltz
Title:	Chief Executive Officer	Title:	Group V.P., Insurance Risk Management
Date:	10-11-07	Date:	10-15-07
MUTUAL NON-DISCLOSURE AGREEMENT — PAGE 4

EXHIBIT B
REINSURANCE AGREEMENT
          This Reinsurance Agreement, effective [                     ], 2008 (the “Effective Date”) is made by and between Madison Insurance Company, a Georgia domestic insurance company (hereinafter called the “Ceding Company”), and Twin Rivers II, Inc., a South Carolina domestic insurance company (hereinafter called the “Reinsurer”).
RECITALS
WHEREAS, Ceding Company is licensed to issue various lines of insurance in certain states and was indirectly owned by Reinsurer’s parent corporation, SunTrust Bank Holding Company, a Florida corporation (“Parent Corporation”) until the closing of the Purchase Agreement described below; and
          WHEREAS, Parent Corporation entered into that certain Stock Purchase Agreement dated March 4, 2008 by and between Guarantee Insurance Group, Inc., a Delaware corporation (the “Purchaser”) and Parent Corporation (the “Purchase Agreement”) pursuant to which Purchaser is acquiring Ceding Company and, as a condition to the Purchase Agreement, the parties shall enter into this Agreement; and
          WHEREAS, Ceding Company desires to reinsure its liability for certain workers compensation claims and Reinsurer hereby agrees to indemnify Ceding Company for a 100% share of the liability of Ceding Company for the Policy Claims.
          NOW, THEREFORE, for good and valuable consideration recognized by the Ceding Company and the Reinsurer and in consideration of the premises and conditions contained herein, it is agreed as follows:
ARTICLE I
DEFINITIONS
          For purposes of this Agreement, capitalized terms used in this Reinsurance Agreement and not defined herein shall have the meaning set forth in the Purchase Agreement.
ARTICLE II
COVERAGE
          A. Ceding Company hereby cedes and Reinsurer hereby agrees to accept 100% share of the liability of the Ceding Company for workers compensation losses arising from the claims set forth on Exhibit A (the “Policy Claims”) as of the Effective Date. The terms, conditions, interpretations, waivers, alterations, and cancellations of all reinsurance coverage provided pursuant to this Agreement shall in all cases be identical with the original policies.
          B. Reinsurer shall establish and maintain proper statutory reserves as required by law and sufficient for the liabilities reinsured hereunder. If the authorities with jurisdiction over Ceding Company’s reserves do not allow Ceding Company full credit for reinsurance under this

Agreement because Reinsurer is not a qualified reinsurer, Reinsurer shall provide security, the form of which shall be determined in Reinsurer’s sole discretion so long as such security allows Ceding Company to receive full credit for the reinsurance and entirely removes any reserve liability for the risk reinsured hereunder from Ceding Company’s statutory balance sheet. Ceding Company undertakes to use and apply any amounts which it may draw upon from such security pursuant to the terms of the agreement establishing such security, and for the following purposes only: (1) to pay Reinsurer’s share or to reimburse Ceding Company for Reinsurer’s share of the liability for which such security is established or (2) to make refund of any amount which is in excess of the actual amount of security or payment required under this Agreement. The trustee or issuer of the security shall have no responsibility whatsoever in connection with the propriety of withdrawals made by Ceding Company or the disposition of funds withdrawn, except to see that withdrawals are made only upon the order of properly authorized representatives.
          C. Reinsurer shall, at all times while the reinsurance under this Agreement is in effect, provide security, as described in this Section, for its obligations under this Agreement or as otherwise agreed to in writing by the parties. The type, standards, form, provisions, conditions, terms, dates and financial institutions relating to such security, and the conditions upon which Reinsurer shall provide such security, shall at all times comply with the insurance laws and regulations of Ceding Company’s domiciliary state, as may be amended or superseded from time to time, relating to security given in connection with allowing Ceding Company, for statutory insurance accounting purposes, to recognize admitted assets or reserve credits or other credits associated with such reinsurance ceded to an unauthorized or unaccredited reinsurer.
               1. Reinsurer at its sole expense shall provide and maintain a Letter of Credit in favor of Ceding Company in an amount which at all times equals or exceeds the amount required by any statute, regulation, or regulatory bulletin necessary for Ceding Company to receive full credit for such reinsurance according to statutory insurance accounting practices and procedures. The form, provisions, conditions, terms and dates, as well as the issuing financial institution, of or relating to the Letter of Credit, and the conditions upon which Reinsurer shall provide such Letter of Credit, shall comply with the insurance laws and regulations of Ceding Company’s domiciliary state, as may be amended or superseded from time to time, relating to such Letters of Credit, including specifically Section 33-7-14 of the Georgia Insurance Code, and any applicable regulations promulgated thereunder, governing the use of Letters of Credit in reinsurance agreements regarding Georgia domestic insurers. The issuing institution shall be an U.S. bank or trust company or a U.S. branch of a foreign bank appearing on the list of approved letter of credit banks published from time to time by the Securities Valuation Office of the National Association of Insurance Commissioners. The terms of the Letter of Credit shall provide at a minimum that: it is not conditioned on the delivery of any other documents or materials; it is irrevocable without the consent of Ceding Company; it is automatically renewable; and its initial term is for a period of not less than one year. Such Letter of Credit may be drawn upon at any time, notwithstanding any other provisions in this Agreement, but shall be utilized, without diminution because of insolvency on the part of the Reinsurer, by Ceding Company or its successors only to pay any other amounts due to Ceding Company under this Agreement.
               2. Such Letter of Credit shall be promptly issued and delivered to Ceding

Company. But in no event shall the Letter of Credit be delivered to Ceding Company later than thirty (30) days after the Effective Date.
          D. Ceding Company shall reasonably cooperate with and, upon request, assist Reinsurer in the defense of a Policy Claim, but the Reinsurer shall responsible for all expenses incurred by the Ceding Company with respect to the defense of any Policy Claim.
          E. Reinsurer shall be subrogated to all rights and claims of Ceding Company.
          F. Reinsurer’s indemnification for liability under this Agreement shall extend to amounts in excess of policy limits, but otherwise within the terms of the policy, and any punitive or exemplary damages.
ARTICLE III
REPORTING REQUIREMENTS
          A. Each party shall use its best efforts to report to the other party, at least ten (10) days in advance of the due date of the other party’s statutory financial statements and any other required reports, such information on the Policy Claims that is in the sole possession of the party as is needed by the other party to complete such statements and reports.
          B. At the request of the Ceding Company, Reinsurer shall send to Ceding Company quarterly periodic accounting reports (the “Quarterly Reports”). If requested, Quarterly Reports shall be due thirty (30) days following the end of any quarter. The Quarterly Report shall comply with any requirements related to Ceding Company’s financial reporting purposes, containing additional quarterly and year-to-date financial information, with respect to the reinsurance, to permit Ceding Company to complete its statutory financial statements and other financial reporting obligations. The information will be provided in an electronic medium acceptable to both parties.
          C. Within 90 days after the termination of this agreement, Reinsurer and Ceding shall prepare a final accounting and settlement of any amounts then outstanding under this Agreement.
          D. Ceding Company shall promptly send to Reinsurer process or other communications received from any person, including any governmental, regulatory, or judicial body, agency, or official that relate to, or that would be likely to affect, the Policy Claims.
ARTICLE IV
TERM AND TERMINATION
          This Agreement shall be effective on the Effective Date, and shall terminate (1) immediately if either party is declared insolvent or is ordered into liquidation, conservatorship or rehabilitation by a court of competent jurisdiction, (2) immediately if all Policy Claims are extinguished, or (3) sixty (60) days after written notice from either party to the other party stating that the defaulting party has materially failed to perform or observe any covenant, condition or agreement to be performed or observed by it hereunder if the defaulting party does not cure the default within the sixty (60) day notice period.
ARTICLE V
INSOLVENCY
          A. In the event of the insolvency of Ceding Company, the reinsurance shall be payable directly to Ceding Company or its liquidator, receiver, conservator or statutory successor on the basis of the liability of Ceding Company without diminution because of the insolvency of Ceding Company or because the liquidator, receiver, conservator or statutory successor of Ceding Company has failed to pay all or a portion of any claim. All reinsurance made, ceded, renewed or otherwise becoming effective hereunder shall be payable by Reinsurer directly to Ceding Company or to its liquidator, receiver, conservator or statutory successor, and payments made directly to an insured or other creditor shall not diminish Reinsurer’s obligation to Ceding Company’s estate, except where direct payment is required and the payment was made in discharge of that obligation.
          B. The liquidator, receiver, conservator or statutory successor of Ceding Comp shall give written notice to Reinsurer of the pendency of a claim against Ceding Company indicating the claim reinsured, which might involve a possible liability on the part of Reinsurer. Said notice shall be provided within a reasonable time after such claim is filed in the conservation or liquidation proceeding or in the receivership. During the pendency of such claim, Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where the claim is to be adjudicated, any defense or defenses that it deems available to Ceding Company or its liquidator, receiver, conservator or statutory successor. The expense thus incurred by Reinsurer shall be chargeable, subject to court approval, against Ceding Company’s estate as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to Ceding Company solely as a result of the defense undertaken by Reinsurer.
ARTICLE VI
FOLLOW THE FORTUNES
The Reinsurer’s liability shall attach simultaneously with that of the Ceding Company and shall be subject in all respects to the same risks, terms, conditions, interpretations, waivers, the true intent of this Agreement being that the Reinsurer shall, in every case to which this Agreement applies, follow the underwriting fortunes of the Ceding Company. Nothing shall in any manner create any obligations or establish any rights against the Reinsurer in favor of any third parties or any persons not parties to this Agreement.
ARTICLE VII
ARBITRATION
          In the event of any controversy or claim between the parties hereto arising out of or relating to this Agreement, then such controversy or claim shall be submitted to binding arbitration under the Center for Public Resources Rules for Non-Administered Arbitration of

Business Disputes (the “CPR Rules”). Arbitration shall begin upon the filing by one of the parties of a written demand for arbitration. Such demand shall contain a statement setting forth the nature of the dispute, the amount involved, if any, and the remedy sought. Such demand shall be served upon the other party pursuant to the notice provisions of Article IIX, Section G hereof. Arbitration shall proceed under the CPR Rules, except as follows:
          A. One neutral arbiter shall be appointed by the Center for Public Resources and such arbiter shall be an active or retired, disinterested executive officer with ten (10) years or more experience as an officer of an insurance or reinsurance company.
          B. The site for the arbitration hearing shall be Orlando, Florida or as mutually agreed by the parties.
          C. Except as otherwise specified herein, there shall be no discovery or dispositive motion practice (such as motions for summary judgment or to dismiss or the like) except as may be permitted by the arbiter who shall authorize such discovery as it is shown to be necessary to insure a fair hearing. The arbiter shall not be bound by the rules of evidence or civil procedure, but may consider such writings and oral presentations as reasonable businessmen would use in the conduct of their day-to-day affairs.
          D. The decision of the arbiter shall be final and binding on both parties and shall be submitted in writing within thirty (30) days after the conclusion of the arbitration hearing. Judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof. In any such action, suit or other proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above court, that such action or suit is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper. Each of the parties hereto also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the State of Florida. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. Without limiting the foregoing, each party agrees that service of process on such party as provided in Article VIII, Section G shall be deemed effective service of process on such party.
          E. The costs of the arbitration proceeding, including the fees of the arbiter, shall be borne equally by the parties unless the arbiter orders otherwise. The arbiter, in its discretion, may also allocate an award of other reasonable out-of-pocket costs of the parties, including reasonable attorneys’ fees, as it deems fair and equitable under the circumstances.
ARTICLE VIII
GENERAL PROVISIONS
          A. This Agreement and the Service Agreement collectively constitute the entire agreement between the parties relating to the Policy Claims and other subjects covered herein, and there are no understandings between the parties other than as expressed in this Agreement.

Any change or modification in any of the terms and conditions of this Agreement is null and void unless made by a written instrument signed by both parties.
          B. The captions and headings throughout this Agreement are for convenience and reference only. The words of the captions and headings will in no way be held or deemed to define, describe, explain, modify, or limit the meaning of any provision, or the scope or intent of the Agreement.
          C. This Agreement shall be construed according to the laws of the State of Florida.
          D. Failure by any party to insist upon compliance with any term or provision of this Agreement at any time or under any set of circumstances will not operate to waive or modify that provision or render it unenforceable at any other time.
          E. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same Agreement.
          F. Each of the parties hereto shall make, do or cause to be done such further acts, and shall execute, acknowledge and deliver such instruments and documents, as the other party may reasonably request or require to effectuate fully the purpose and intent of this Agreement.
          G. Any notice regarding this Agreement shall be deemed sufficiently given if it is in writing and hand delivered or mailed by certified or registered United States mail to the other party at the addresses set forth above or such other address as shall be furnished in accordance with this section.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives.

Madison Insurance Company	Twin Rivers II, Inc.

By:	By:

Title:	Title:

DISCLOSURE SCHEDULE
TO THE
STOCK PURCHASE AGREEMENT
BY AND AMONG
SUNTRUST BANK HOLDING COMPANY
AND
GUARANTEE INSURANCE GROUP, INC.
March 4, 2008
          These disclosure schedules (“Disclosure Schedules”) are the Schedules referred to in that certain Stock Purchase Agreement dated of even date herewith (the “Purchase Agreement”) by and among SunTrust Bank Holding Company (the “Seller”) and Guarantee Insurance Group, Inc. (the “Buyer”) and solely for the purposes of Section 9.2 of the Purchase Agreement, Madison Insurance Company (the “Company”). Each section or subsection number referenced in these Disclosure Schedules refers to the section or subsection of the same number in the Purchase Agreement.
          These Disclosures Schedules and the information and disclosures contained in these Disclosure Schedules are intended solely for the purpose of making the disclosures to the Buyer required by the Purchase Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties or covenants, except as otherwise specifically set forth herein. The disclosure of any item or other matter in these Disclosure Schedules should not be construed as a determination by Sellers that such item or other matter is material. Nothing in these Disclosure Schedules constitutes an admission of any liability or obligation of Sellers to any third party, nor an admission to any third party against the interests of Sellers. The disclosure of any item in any one particular Schedule of these Disclosure Schedules shall be deemed to be a disclosure of such item for each other Schedule to the extent such item is disclosed with such specificity that it is reasonably apparent on the face of such disclosure (without investigation or reference to any underlying documentation) that such disclosure is applicable to such other Schedule.

Schedule 1.01(a)
Seller’s Individuals
Deborah Ann Jamison — President & Director
Daniel Alan Baltz — Secretary & Director
Mehboob Vellani — Treasurer
Robert Clarke — Vice President
Gregory Charles Weaver — Vice President
Aaron Seiter — Assistant Secretary
Robert Dewese Lynn, Jr. — Investment Officer
Jorge Arrieta — Director

Schedule 1.01(b)
Buyer’s Individuals
Steve Mariano — President
Ted Bryant — General Counsel

Schedule 3.3
Conflicts
None.

Schedule 3.7
Officers and Directors
Officers
Deborah Ann Jamison — President
Daniel Alan Baltz — Secretary
Mehboob Vellani — Treasurer
Other Officers
Daniel Alan Baltz — Vice President
Robert Clarke — Vice President
Gregory Charles Weaver — Vice President
Aaron Seiter — Assistant Secretary
Robert Dewese Lynn, Jr. — Investment Officer
Directors
Deborah Ann Jamison
Daniel Alan Baltz
Jorge Arrieta

Schedule 3.8
Compliance with Applicable Laws
None.

Schedule 3.9(a)
Contracts
1.	Shared Service Agreement with SunTrust Banks, Inc.

2.	Custodial Agreement with SunTrust Banks, Inc.

3.	Master Repurchase Agreement with SunTrust Banks, Inc.

4.	Tax Sharing Agreement with SunTrust Banks, Inc.

5.	Management Agreement with Marsh Management Services, Inc.
Note: All agreements can and will be cancelled as of the closing date of this agreement.

Schedule 3.9(a)
Reinsurance Contracts

Policy Term	Policy #	Limits
4/1//2000 to 4/1/2001 Reinsurance	GCC0W2892D	Part I & III — 100% of the difference between
$500,000 and Statutory Limits; Part II —
$500,000 each accident excess of
$500,000/$500,000 each employee excess of
$500,000/$500,000 aggregate disease excess of
$500,000

4/1//2001 to 4/1/2002 Reinsurance	GCC0W2892E	Part I & III — 100% of the difference between
$500,000 and Statutory Limits; Part II —
$500,000 each accident excess of
$500,000/$500,000 each employee excess of
$500,000/$500,000 aggregate disease excess of
$500,000

Schedule 3.9(b)
Insurance Policies and Settlement Agreements

Policy Term	Policy #	Limits
4/1/2000 to 4/1/2001	WC2000-01	Part I — WC Statutory; Part II — EL 1mm/1mm/1mm — Guaranteed Cost

4/1/2001 to 4/1/2002	WC2001-01	Part I — WC Statutory; Part II — EL 1mm/1mm/1mm — Guaranteed Cost
See also, Schedule 3.9(a)

Schedule 3.13
Ordinary Course of Business
Effective January 31, 2008, Seller made a $3 million contribution to the surplus of the Company in connection with bringing the Company’s capital and surplus into compliance with the requirements of the State of Virginia.

Schedule 3.15
Employment Claims
None.

Schedule 3.17
Personal Property
None.

Schedule 3.18
Open Insurance Policy Claims — Virginia Workers Compensation Claims (12/31/07)

Insured	Claimant	Loss Date	TPA	TPA Claim #
SunTrust Bank	Kathleen Scanlan	11/14/2000	Broadspire	646-000055913-01
(Crawford &
Company)

SunTrust Bank	Raymond Strong	7/5/2001	Broadspire	085-000024137-01
(Crawford &
Company)

Schedule 3.19
Certificates of Authority
Copies of original certificates (including T-Listing) attached.

Schedule 3.20
Bank Accounts and Deposits
Schedule 3.20 — Bank Accounts and Deposits

			Value		Madison Authorized
Account Type	Bank/institution	Account #	@ 12/31/07	Asset type	Individual(s)	Account Rep.
DDA	SunTrust Bank	8800721774	$3,014,351.00	Cash position	Mehboob Vellani	N/A
General Investment	SunTrust Bank	I192A	$2,025,037.00	Municipal bond (Note: We intend to transfer this asset out of Madison prior to closing)	Mehboob Vellani Robert Lynn	N/A
Trust-GA Statutory Deposit	US Bank	584959800	$400,000.00	Cash position	Daniel Baltz Mehboob Vellani	US Bank, NA Insurance Commissioner Services One West Fourth St., EX_NC_WOFW Winston-Salem, NC 27101 Debby Blackburn (877-877-2143)
Trust-TN Statutory Deposit	Regions Morgan Keegan	2050002029	$98,991.00	Treasury Bill (Cusip # 912795D99-Maturity 8/24/08)	Daniel Baltz	Regions Bank 315 Deaderick Street Nashville, TN 37237-0502 Mark Cavender (615-736-6755)
Trust-VA Statutory Deposit	SunTrust Bank	7013566	$400,000.00	Cash position (ST Money Mkt Fund)	Daniel Baltz Mehboob Vellani	SunTrust Bank Endowments & Foundations 919 E. Main St., 7th Fl. Richmond, VA 23219 Brenda Whitener (804-782-7074)
FL Statutory Deposit	Bank of America	1009068974	$250,000.00	Cash position (FLOIR Money Mkt Fund)	Daniel Baltz	Florida Dept. of Financial Services Janice Medlock (850-413-3328)

Schedule 3.21
Required Consents
1.	Georgia Department of Insurance

2.	US Treasury Department (solely with respect to authority to write surety bonds covering contracts with US government)

Schedule 3.22
Investments for the benefit of Policy Holders
See Schedule 3.20.

Schedule 3.23
Governmental Authority Investigations
None.

Schedule 3.24
Agents and Producers
1.	Ronald Santaniello — GA, VA (active, but intend to cancel at closing).

2.	Lisa-Marie Lopes — GA (active, but intend to cancel at closing).

Schedule 5.16
Virginia Workers Compensation Claims (12/31/07)
See Schedule 3.18.

Schedule 5.17
Reimbursement of Certain Assessments

Invoice
Date	Vendor	Amount	Type	Description
2/8/2007	Commonwealth of Virginia	$823.00	Misc Fees	Annual Insurance Assessment Fee for Custody of Securities — 2007
5/11/2007	D.C. Department of Insurance, Securities and Banking	$200.00	Misc Fees	Madison’s request for renewal
5/2/2007	Florida Department of Financial Services	$1,000.00	Misc Fees	Renewal Certificate of Authority for 2007
1/31/2007	Florida Market Assistance Plan	$450.00	Misc Fees	2007 FMAP Assessment
5/15/2007	Georgia Department of Insurance	$500.00	Misc Fees	Madison Form B filing fee
12/12/2007	Government of the District of Columbia	$1,000.00	Misc Fees	2008 DC Regulatory Trust Annual Assessment
5/9/2007	Maryland Insurance Administration Company Licensing Unit	$1,500.00	Misc Fees	Renewal application for Madison’s Cert of Authority
2/13/2007	State of GA Office of Insurance & Safety Fire Commissioner	$700.00	Misc Fees	Annual license fee, statement fee, 1-3 qtr financial statement fees for 2007
3/13/2007	State of Georgia	$30.00	Misc Fees	2007 Corporation Registration Fee
3/7/2007	U.S. Dept of the Treasury	$4,710.00	Misc Fees	Annual Renewal Fee, T-Listing
	Total:	$8,640.00